Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN MILLIONS)

	Nine Months Ended
	September 30, 2015
Earnings
Income from continuing operations before provision for income taxes	$502
Income from equity investees	(51)
Distributed income from equity investees	40
Interest and amortization of deferred finance costs	723
Amortization of capitalized interest	5
Implicit rental interest expense	86

Total Earnings	$1,305

Fixed Charges
Interest and amortization of deferred finance costs	$723
Capitalized interest	13
Implicit rental interest expense	86

Total Fixed Charges	$822

Ratio of Earnings to Fixed Charges	1.59	x